Filed by Horizon Quantum Computing Pte. Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: dMY Squared Technology Group, Inc.
Commission File No.: 001-41519

On March 9, 2026, the following communication was posted by Horizon Quantum Computing Pte. Ltd. (“Horizon”) in connection with the previously announced business combination (the “Business Combination”) with dMY Squared Technology Group, Inc. (“dMY”).

About Horizon

Horizon’s mission is to unlock broad quantum advantage by building software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems.

Founded in 2018 by Dr. Joseph Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company seeks to bridge the gap between today’s hardware and tomorrow’s applications through the creation of advanced quantum software development tools. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at different levels of abstraction. Learn more at www.horizonquantum.com.

About dMY

dMY is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional Information about the Business Combination and Where to Find It

In connection with the previously announced Business Combination, Horizon and Horizon Quantum Holdings Ltd. (“Horizon Quantum”) filed a registration statement on Form F-4 relating to the Business Combination and certain other matters (the “Registration Statement”), which includes a preliminary proxy statement of dMY and a preliminary prospectus of Horizon Quantum with respect to the securities to be offered in the Business Combination. The Registration Statement became effective on February 17, 2026. The same day, dMY filed and mailed a definitive proxy statement/prospectus (the “Proxy Statement”) to its shareholders as of the record date established for voting on the Business Combination. The Proxy Statement contains important information about the Business Combination and the other matters to be voted upon at a special meeting of shareholders of dMY (the “Special Meeting”). This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY, Horizon Quantum and Horizon may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination. dMY’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about dMY, Horizon Quantum, Horizon, and the Business Combination. The documents filed by dMY, Horizon Quantum and Horizon with the SEC also may be obtained free of charge upon written request to dMY at dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

Horizon Quantum, Horizon and dMY and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of dMY’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of dMY’s directors and officers in dMY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 3, 2025 (the “dMY Annual Report”) or its subsequent quarterly reports. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to dMY’s shareholders in connection with the Business Combination is set forth in the Proxy Statement for the Business Combination. Information concerning the interests of Horizon Quantum’s, Horizon’s and dMY’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, is set forth in the Proxy Statement relating to the Business Combination.

Disclaimer

Past performance by Horizon’s or dMY’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Horizon’s or dMY’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Horizon Quantum, Horizon or dMY will, or are likely to, generate going forward.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” with respect to dMY, Horizon Quantum and Horizon. The expectations, estimates, and projections of the businesses of Horizon Quantum, Horizon and dMY may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations related to the closing of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and Proxy Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by dMY, Horizon Quantum or Horizon; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond dMY’s, Horizon Quantum’s, or Horizon’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and dMY, Horizon Quantum and Horizon therefore caution against placing undue reliance on any of these forward-looking statements.

Many of these factors are outside of the control of dMY, Horizon Quantum and Horizon and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, dated as of September 9, 2025, by and among dMY, Horizon and Horizon Quantum and the other parties thereto (the “Business Combination Agreement”); (2) the ability to successfully or timely consummate the private placement of an aggregate of approximately $111.9 million of Horizon Quantum’s Class A ordinary shares with certain institutional and accredited investors, qualified institutional buyers and strategic investors (the “PIPE Transaction”); (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the Business Combination Agreement; (4) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Horizon and dMY or other conditions to closing the Business Combination; (5) changes to the structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) Horizon Quantum’s ability to scale and grow its business, including through the use of proceeds of the PIPE Transaction, and the advantages and expected growth of Horizon Quantum; (7) the cash position of Horizon Quantum following the closing of the Business Combination; (8) the inability to obtain or maintain the listing of Horizon Quantum’s securities on the New York Stock Exchange, the NYSE American, or Nasdaq following the Business Combination; (9) the risk that the announcement and pendency of the Business Combination disrupts Horizon’s current plans and operations; (10) the ability to recognize the anticipated benefits of the Business Combination and PIPE Transaction, which may be affected by, among other things, competition, the ability of Horizon Quantum to grow and manage growth profitably and source and retain its key employees; (11) costs related to the Business Combination; (12) changes in applicable laws and regulations or political and economic developments; (13) the possibility that Horizon Quantum may be adversely affected by other economic, business and/or competitive factors; (14) Horizon Quantum’s estimates of expenses and profitability; (15) the amount of redemptions by dMY public shareholders; (16) difficulties operating Horizon Quantum’s quantum processor and the possibility that the quantum processor does not provide the advantages that Horizon Quantum expects; (17) the ability to successfully or timely consummate the PIPE Transaction; (18) the ability of Horizon Quantum to integrate access to its quantum computing test bed within its Triple Alpha platform; (19) the ability of our coding languages to provide additional abstraction when compared to other quantum computing solutions; (20) the entry into the side letter, dated December 4, 2025, among Horizon Quantum, Horizon, dMY, and IonQ, Inc. (the “Side Letter”), and our ability to recognize the benefits of the Side Letter; (21) other risks and uncertainties included in the “Risk Factors” sections of the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and other documents filed or to be filed with the SEC by Horizon Quantum, Horizon and dMY. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum, Horizon and dMY do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor contact

Katherine Bailon

investors@horizonquantum.com

Media contact

Yanina Blaclard
media@horizonquantum.com

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